AB
3/10

UNITED S[illegible]
SECURITIES AND EXC[illegible]
Washington, D.C. [illegible]

09059131

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SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bull & Bear Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 Southpoint Parkway, Suite 1003
(No. and Street)

Jacksonville,	Florida	32216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew B. Bishop, President — 904-363-3322
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200,	Winter Park,	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Matthew B. Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bull & Bear Brokerage Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Notary Public State of Florida
Eric R Curtin
My Commission DD745828
Expires 01/03/2012

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Member
Bull & Bear Brokerage Services, LLC
Jacksonville, Florida

We have audited the accompanying statement of financial condition of Bull & Bear Brokerage Services, LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bull & Bear Brokerage Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and computation of aggregate indebtedness, as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the entity changed its legal status from a Florida corporation to a Florida limited liability company.

Carr Riggs & Ingram LLC

February 26, 2009

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	20,419
Accounts and commission receivable		11,020
Other assets		125
	$	31,564

LIABILITIES AND MEMBER'S EQUITY

Accounts and commission payable	$	6,357
Member's equity		25,207
	$	31,564

See accompanying notes to financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commission income	$ 253,330
Other income	6,188
	259,518
Expenses:	
Commission	56,830
General and administrative	43,328
	100,158
Net income	$ 159,360

See accompanying notes to financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common stock		Additional paid-in capital	Member's equity	Total
	Shares	Amount			
Balance January 1, 2008	100	$ 100	$ 17,421	$ -	$ 17,521
Distributions	-	-	-	(151,674)	(151,674)
Conversion to a limited liability company	(100)	(100)	(17,421)	17,521	-
Net income for the year	-	-	-	159,360	159,360
Balance December 31, 2008	-	$ -	$ -	$ 25,207	$ 25,207

See accompanying notes to financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 159,360
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts and commission receivable	1,770
Decrease in other assets	82
Decrease in accounts and commission payable	(9,713)
Total adjustments	(7,861)
Net cash provided by operating activities	151,499
Cash flows from financing activities:	
Distributions and net cash used by financing activities	(151,674)
Net decrease in cash	(175)
Balance, beginning of year	20,594
Balance, end of year	$ 20,419

See accompanying notes to financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Bull & Bear Brokerage Services, LLC (the "Company") was incorporated February 19, 2001 and began operations for the purpose of conducting business as a broker/dealer in securities. In April 2008, the Company converted from a Florida corporation to a Florida limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA" formerly the NASD).

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes:

The Company and its sole member have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the member. Because of this election, federal income taxes have not been provided for in the 2008 financial statements.

Advertising costs:

Costs for advertising are expensed as incurred. Advertising expense was $163 for the year ended December 31, 2008 and is included in general and administrative expenses on the accompanying statement of income.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

2. Net capital requirements - continued:

   At December 31, 2008, the Company had excess net capital of $19,733 and a net capital ratio of .26 to 1.

3. Liabilities subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2008.

4. Related party transactions:

   The Company pays a company under common ownership in return for certain accounting and reporting services. For the year ended December 31, 2008, such amount totaled $17,500 and is included in general and administrative expenses on the accompanying statement of income.

   In addition, the Company pays a company under common ownership in return for certain legal fees. For the year ended December 31, 2008, such amount totaled $2,000 and is included in general and administrative expenses on the accompanying statement of income.

5. Supplemental disclosures of cash flow information:

   Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

BULL & BEAR BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital		
Total member's equity	$	25,207
Deductions:		
Non-allowable assets:		
Commissions receivable over 30 days old		(434)
Net capital	$	24,773
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II FOCUS report	$	14,187
Adjustments:		
To record commissions receivable		10,586
	$	24,773

See auditor's report

BULL & BEAR BROKERAGE SERVICES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Aggregate indebtedness:	
Accounts payable	$ 6,357
Ratio of aggregate indebtedness to net capital	.26 to 1

See auditor's report

CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Member
Bull & Bear Brokerage Services, LLC
Jacksonville, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Bull & Bear Brokerage Services, LLC (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 26, 2009

Financial Statements

Bull & Bear Brokerage Services, LLC

December 31, 2008